UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On July 21, 2025, the board of directors (the “Board”) of Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) approved the appointment of Mr. Eliyahu Zamir as the Company’s Chief Executive Officer, effective as of August 1, 2025.

Mr. Zamir will replace Mr. Viki Hakmon, who resigned from his position as the Company’s Chief Executive Officer, effective as of July 31, 2025. On July 21, 2025, Mr. Hakmon also resigned from his position as a director on the Board, effective immediately. Mr. Hakmon’s resignation did not result from any disagreements with the Company or the Board and he will continue to support the Company as a consultant to the Company’s subsidiary, Fort Products Limited.

The Company expects to enter into its standard form of indemnification agreement with Mr. Zaimr on the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. Mr. Zamir is not a party to any transactions that are disclosable under Item 404 of Regulation S-K.

Mr. Eliyahu Zamir has extensive experience as an executive and director in financial and public companies. He has held a variety of senior positions, including serving as an investment portfolio manager chief executive officer of an underwriting company, and as chief financial officer of Euro-Sat Investments Ltd. Mr. Zamir served as a director of Synopsys Ltd., a company previously traded on the TASE, as an external director and member of the audit committee and the compensation committee of the board of directors of Formula Systems Ltd (Nasdaq: FORTY, TASE: FORTY), as a director and member of the audit committee of the board of directors of AI Conversation Systems Ltd. and serves as an independent director of NewMed Energy – L.P. (TASE: NWMD) since 2024. He has also provided financial advisory services to numerous companies and private equity funds in connection with public and private offerings. Mr. Zamir holds a B.A. in business administration with a specialization in accounting and finance from the College of Management (Israel) and an M.B.A. with a specialization in finance from Ben-Gurion University (Israel).

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs Brands Ltd, dated July 21, 2025, titled “Jeffs’ Brands Appoints Accomplished Capital Markets and M&A Expert as Chief Executive Officer”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: July 21, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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